August 16, 2017

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attention: Suzanne Hayes

Re:	Galapagos NV
Form 20-F
Filed March 23, 2017
File No. 001-37384

Dear Ms. Hayes:

This letter is being submitted on behalf of Galapagos NV (the “Company”) in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the Company’s Form 20-F filed on March 23, 2017 (the “2016 Annual Report”), as set forth in your letter dated August 2, 2017 addressed to Mr. Bart Filius, Chief Financial Officer of the Company (the “Comment Letter”).

For reference purposes, the text of the Comment Letter has been reproduced herein with responses below each numbered comment. For your convenience, we have italicized the reproduced Staff comments from the Comment Letter.

Intellectual Property, page 62

1.	In future filings, for each of your material products or product candidates, please expand your disclosure to discuss the type of patent protection you have (e.g., composition of matter, use or process). In addition, in future filings, please also expand your discussion of the patent rights you have in your target discovery platform, including the types of patent protection, the jurisdictions where you have issued patents or pending patent applications, and the corresponding expiration (or expected expiration) dates.

August 16, 2017

RESPONSE: In response to the Staff’s comment, the Company proposes to revise its disclosure concerning intellectual property matters in a manner consistent with the draft disclosure set forth on Exhibit A attached hereto. The Company intends to reflect these changes in its Annual Report for the fiscal year ending December 31, 2017, and in all future filings by the Company under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), where such disclosure is applicable.

Exclusive Collaboration Agreement with Gilead for Filgotinib, page 67

2.	In future filings, please revise the description of the collaboration agreement with Gilead to describe the royalty range within a ten-percent range (e.g., “20-30%”).

RESPONSE: The Company respectfully acknowledges the Staff’s comment and will revise its disclosures about its collaboration with Gilead to describe the royalty range within a ten-percent range in all future filings by the Company under the Exchange Act, where such disclosure is applicable, as follows: “We will be eligible to receive tiered royalty percentages at percentages ranging from 20% to 30% on global net sales of licensed products.”

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If you should have any questions concerning the enclosed matters, please contact the undersigned at (617) 570-1933.

Sincerely,

/s/ Michael H. Bison

Michael Bison

Enclosures

cc:	Onno van de Stolpe, Chief Executive Officer, Galapagos NV
Bart Filius, Chief Financial Officer, Galapagos NV
Mitchell S. Bloom, Goodwin Procter LLP
Qing Nian, Goodwin Procter LLP

2

Exhibit A

Proposed Revised Disclosure

Intellectual Property

The proprietary nature of, and protection for, our product candidates, their methods of use, and our platform technologies are an important part of our strategy to develop and commercialize novel medicines. We have obtained patents relating to certain of our product candidates, and are pursuing additional patent protection for them and for our other product candidates and technologies. We also rely on trade secrets to protect aspects of our business that are not amenable to, or that we do not consider appropriate for, patent protection. Additionally, we have registered and unregistered trademarks, including amongst others our company name.

Our success will depend significantly on our ability to obtain and maintain patent and other proprietary protection for commercially important products, technologies, inventions and know-how related to our business and our ability to defend and enforce our patents, preserve the confidentiality of our trade secrets and operate without infringing the valid and enforceable patents and proprietary rights of third parties. We also rely on know-how, continuing technological innovation and in-licensing opportunities to develop, strengthen and maintain the proprietary position of our development programs.

As of 7 August 2017, patent rights held by Galapagos NV relating to our product candidates include the following:

Filgotinib Product Candidate: We have five U.S. patents claiming filgotinib compositions of matter and methods of treatment using filgotinib, one pending U.S. patent application, one patent granted via the European Patent Office and counterpart patent applications that are pending in Australia, Canada, Europe and other foreign countries. The five issued U.S. patents, and any additional patents that may be granted based on our pending U.S. and foreign patent applications, are currently expected to expire in 2030, not including any potential extensions for the marketed product that may be available via supplementary protection certificates or patent term extensions. In addition, we have one granted U.S. patent and two pending U.S. applications, with counterpart applications pending in other foreign countries, which are directed to certain physical forms, including polymorphic forms and compositions, of our filgotinib product candidate, and patents, if granted, based on these patent applications are estimated to expire in 2035, not including any potential extensions that may be available for the marketed product via supplementary protection certificates or patent term extensions. We also have a pending application under the Patent Cooperation Treaty, or PCT, related to the use of our filgotinib product candidate in cardiovascular disorders, and a pending PCT application related to the specific use of our filgotinib product candidate at particular doses in inflammatory conditions. Any patents, if granted, based on these patent applications are estimated to expire in 2036. We additionally have rights in six pending U.K. applications which relate to methods of treatment using filgotinib in additional indications. Any patents, if granted, based on these patent applications are estimated to expire in 2037. We also have two pending U.K. applications related to the use of combinations of filgotinib with other Galapagos proprietary compounds. Any patents, if granted, based on these patent applications are estimated to expire in 2038. We have additional patents and pending patent applications directed to the use of compounds related to our filgotinib product candidate and these patents, and patents that may be issued based on these pending patent applications, are currently expected to expire from 2029 to 2033, not including any potential extensions that may be available for the marketed product via supplementary protection certificates or patent term extensions.

GLPG1837 Product Candidate: We have two issued U.S. patents relating to GLPG1837, one pending U.S. patent application and counterpart foreign patent applications that are pending in Australia, Canada, Europe and other foreign countries. These applications claim compositions of matter and methods of treatment using GLPG1837 in particular in cystic fibrosis. Patents, if any, that issue based on these pending patent applications are estimated to expire in 2034, not including any potential extensions that may be available for the marketed product via supplementary protection certificates or patent term extensions. We also have rights in a pending U.K. patent application relating to specific dosage regimens of GLPG1837; patents, if any, that issue based on this pending application are estimated to expire in 2038.

GLPG2222 Product Candidate: We have rights in one granted U.S. patent, one pending U.S. patent application, a pending patent application under the PCT, as well as patent applications pending in Taiwan and other foreign countries which claim GLPG2222 compositions of matter and methods of treatment using GLPG2222, in particular in cystic fibrosis. Patents, if any, that issue based on these pending patent applications are estimated to expire in 2035, not including any potential extensions that may be available for the marketed product via supplementary protection certificates or patent term extensions.

GLPG2451 Product Candidate: We have rights in one pending U.S. patent application, a pending patent application under the PCT, as well as patent applications pending in Taiwan and other foreign countries which claim GLPG2451 compositions of matter and methods of treatment using GLPG2451, in particular in cystic fibrosis. Patents, if any, that issue based on these pending patent applications are estimated to expire in 2036, not including any potential extensions that may be available for the marketed product via supplementary protection certificates or patent term extensions.

GLPG2737 Product Candidate: We have rights in a pending U.S. patent application, a pending patent application under the PCT, as well as patent applications pending in Taiwan and other foreign countries claiming GLPG2737 compositions of matter and methods of treatment using GLPG2737, in particular in cystic fibrosis. Patents, if any, that issue, based on this pending patent application are estimated to expire in 2036, not including any potential extensions that may be available for the marketed product via supplementary protection certificates or patent term extensions.

GLPG3067 Product Candidate: We have rights in a pending U.S. patent application, a pending patent application under the PCT, as well as patent applications pending in Taiwan and other foreign countries claiming GLPG3067 compositions of matter and methods of treatment using GLPG3067, in particular in cystic fibrosis. Patents, if any, that issue, based on this pending patent application are estimated to expire in 2037, not including any potential extensions that may be available for the marketed product via supplementary protection certificates or patent term extensions.

GLPG2851 Product Candidate: We have rights in a pending U.S. patent application, a pending patent application under the PCT, as well as patent applications pending in Taiwan and other foreign countries claiming GLPG2851 compositions of matter and methods of treatment using GLPG2851, in particular in cystic fibrosis. Patents, if any, that issue, based on this pending patent application are estimated to expire in 2036, not including any potential extensions that may be available for the marketed product via supplementary protection certificates or patent term extensions.

GLPG3221 Product Candidate: We have rights in a pending U.S. patent application claiming GLPG3221 compositions of matter and methods of treatment using GLPG3221, in particular in cystic fibrosis. Patents, if any, that issue, based on this pending patent application are estimated to expire in 2037, not including any potential extensions that may be available for the marketed product via supplementary protection certificates or patent term extensions.

GLPG1690 Product Candidate: We have two issued U.S. patents relating to GLPG1690, one pending U.S. patent application and counterpart foreign patent applications that are pending in Australia, Canada, Europe and other foreign countries. These patents and patent applications claim GLPG1690 compositions of matter and methods of treatment using GLPG1690. Patents, if any, that issue based on these pending patent applications are estimated to expire in 2034, not including any potential extensions that may be available for the marketed product via supplementary protection certificates or patent term extensions.

GLPG1972 Product Candidate: We have rights, jointly with our alliance partner Servier, in a pending patent application under the PCT, as well as patent applications pending in Taiwan and other foreign countries claiming GLPG1972 compositions of matter and methods of treatment using GLPG1972. Patents, if any, that issue based on these pending patent applications are estimated to expire in 2035, not including any potential extensions that may be available for the marketed product via supplementary protection certificates or patent term extensions.

MOR106 Product Candidate: We have rights in a pending patent application under the PCT, as well as patent applications pending in Taiwan and other foreign countries claiming MOR106 compositions of matter and methods of treatment using MOR106. Patents, if any, that issue based on this pending patent application are estimated to expire in 2037, not including any potential extension that may be available for the marketed product via supplementary protection certificates or patent term extensions.

GLPG2534 Product Candidate: We have a pending patent application under the PCT, as well as patent applications pending in Taiwan and other foreign countries claiming GLPG2534 compositions of matter and methods of treatment using GLPG2534. Patents, if any, that issue based on these pending patent applications are estimated to expire in 2036, not including any potential extension that may be available for the marketed product via supplementary protection certificates or patent term extensions.

GLPG2938 Product Candidate: We have a pending patent application under the PCT, as well as patent applications pending in Taiwan and other foreign countries claiming GLPG2938 compositions of matter and methods of treatment using GLPG2938. Patents, if any, that issue based on this pending patent application are estimated to expire in 2037, not including any potential extension that may be available for the marketed product via supplementary protection certificates or patent term extensions.

We have three families of issued patents related to our target discovery platform. The first covers the construction of recombinant adenoviral libraries and their use in an arrayed format for functional genomics applications. This family includes granted patents in the United States, Australia, Canada, Europe (validated in France, Germany, Switzerland, the United Kingdom, Ireland, Luxembourg and

Monaco), Japan, Mexico and New Zealand. This family is expected to expire by 2019. The second family, a U.S. patent expected to expire in 2020, relates to adenoviral vector modifications that enable gene delivery into T-cells, B-cells and mast cells, all of which are cell types that are resistant to gene delivery using standard transfection technologies. The third family relates to the use of certain shRNA expression vectors for in situ production of gene specific siRNA, leading to the knock-down of the corresponding gene product. This family is a granted European patent validated in Austria, Belgium, Switzerland, Germany, France, the United Kingdom, Ireland, Luxembourg and the Netherlands, and is expected to expire in 2022. We also use a variety of research tools and software products in our research platform that are non-exclusively licensed to us on commercially reasonable terms.

The term of individual patents depends upon the legal term of the patents in the countries in which they are obtained. In most countries in which we file, the patent term is 20 years from the date of filing the application. In the United States, a patent’s term may be lengthened by patent term adjustment, which compensates a patentee for administrative delays by the United States Patent and Trademark Office, or USPTO, in granting a patent, or may be shortened if a patent is terminally disclaimed over an earlier-filed co-owned patent. In addition, in certain instances, a patent term can be extended to recapture a portion of the term effectively lost as a result of the FDA regulatory review period. However, the restoration period cannot be longer than five years and the total patent term including the restoration period must not exceed 14 years following FDA approval. In certain foreign jurisdictions similar extensions as compensation for regulatory delays are also available. The actual protection afforded by a patent varies on a claim by claim and country to country basis for each applicable product and depends upon many factors, including the type of patent, the scope of its coverage, the availability of regulatory related extensions, the availability of legal remedies in a particular country and the validity and enforceability of the patent.

Furthermore, the patent positions of biotechnology and pharmaceutical products and processes like those we intend to develop and commercialize are generally uncertain and involve complex legal and factual questions. No consistent policy regarding the breadth of claims allowed in such patents has emerged to date in the United States. The patent situation outside the United States is even more uncertain. Changes in either the patent laws or in interpretations of patent laws in the United States and other countries can diminish our ability to protect our inventions, and enforce our intellectual property rights and more generally, could affect the value of intellectual property. Accordingly, we cannot predict the breadth of claims that may be allowed or enforced in our patents or in third-party patents.

The biotechnology and pharmaceutical industries are characterized by extensive litigation regarding patents and other intellectual property rights. Our ability to maintain and solidify our proprietary position for our product candidates and technology will depend on our success in obtaining effective claims and enforcing those claims once granted. We do not know whether any of the patent applications that we may file or license from third parties will result in the issuance of any patents. The issued patents that we own or may receive in the future, may be challenged, invalidated or circumvented, and the rights granted under any issued patents may not provide us with proprietary protection or competitive advantages against competitors with similar technology. Furthermore, our competitors may be able to independently develop and commercialize similar drugs or duplicate our technology, business model or strategy without infringing our patents. Because of the extensive time required for clinical development and regulatory review of a drug we may develop, it is possible that, before any of our product candidates can be commercialized, any related patent may expire or remain in force for only a short period following commercialization, thereby reducing any advantage of any such patent.

We may rely, in some circumstances, on trade secrets and unpatented know-how to protect our technology. However, trade secrets can be difficult to protect. We seek to protect our proprietary technology and processes, in part, by entering into confidentiality agreements with our consultants, scientific advisors and contractors and invention assignment agreements with our employees. We also seek to preserve the integrity and confidentiality of our data and trade secrets by maintaining physical security of our premises and physical and electronic security of our information technology systems. While we have confidence in these individuals, organizations and systems, agreements or security measures may be breached and we may not have adequate remedies for any breach. In addition, our trade secrets may otherwise become known or be independently discovered by competitors. To the extent that our consultants, contractors or collaboration partners use intellectual property owned by others in their work for us, disputes may arise as to the rights in related or resulting know-how and inventions.

Our commercial success will also depend in part on not infringing the proprietary rights of third parties. It is uncertain whether the issuance of any third-party patent would require us to alter our development or commercial strategies, or our product candidates or processes, obtain licenses or cease certain activities. Our breach of any license agreements or failure to obtain a license to proprietary rights that we may require to develop or commercialize our product candidates may have a material adverse impact on us. If third parties have prepared and filed patent applications in the United States that also claim technology to which we have rights, we may have to participate in interference proceedings in the USPTO, to determine priority of invention if the patent applications were filed before March 16, 2013, or in derivation proceedings to determine inventorship for patent applications filed after such date. In addition, substantial scientific and commercial research has been conducted for many years in the areas in which we have focused our development efforts, which has resulted in third parties having a number of issued patents and pending patent applications relating to such areas. Patent applications in the United States and elsewhere are generally published only after 18 months from the priority date. The publication of discoveries in the scientific or patent literature frequently occurs substantially later than the date on which the underlying discoveries were made. Therefore, patent applications relating to drugs similar to our current product candidates and any future drugs, discoveries or technologies we might develop may have already been filed by others without our knowledge. For more information on these and other risks related to intellectual property, see “Item 3.D.—Risk Factors—Risks Related to Our Intellectual Property.”